April 18, 2008



VIA EDGAR
---------

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

         Re:      The Great Atlantic & Pacific Tea Company, Inc.
                  Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed March 13, 2008
                  Form 10-K for the Fiscal Year Ended February 24, 2007
                  Filed April 25, 2007
                  Definitive Proxy Statement on Schedule 14A
                  Filed May 25, 2007
                  Form 10-Q for the Fiscal Quarter Ended September 8, 2007
                  Filed October 17, 2007
                  File No. 1-4141

Dear Mr. Owings:

                  The Great Atlantic & Pacific Tea Company, Inc. (the "Company" or "A&P"), hereby submits responses to the comments of the staff regarding the Company's amended preliminary proxy statement on Schedule 14A filed March 13, 2008 as set forth in your letter dated April 3, 2008 (the "Comment Letter"). Additionally, the Company files herewith, via EDGAR, Amendment No. 2 to its preliminary proxy statement on Schedule 14A (the "Proxy Statement"), filed with the Commission on January 18, 2008. This amendment reflects the Company's responses to the comments of the Staff as set forth in the Comment Letter.

                  Set forth below are the Staff's comments contained in your letter and immediately following each comment is the Company's response:

General
-------

         1. We note your request to address comments 14 through 24, 27, and 28, in future filings. We further note that you will, at a minimum, have to file an amended Form 10-K to include a signed audit report for the Rule 3-09 financial statements. As we are issuing follow up comments concerning some of the comments in question, we are not in a position to determine whether it is appropriate for you to make these revisions in future filings.

         Response:

          As requested, we have filed an Form 10-K/A on April 10, 2008 to amend our Annual Report on Form 10-K for the year ended February 24, 2007, initially filed on April 25, 2007, to amend Exhibit 99.2 to such Annual Report on Form 10-K to add the conformed signature of Ernst & Young LLP to its report, dated November 3, 2006, except as to note 22 which is dated March 23, 2007, relating to the consolidated financial statements of METRO Inc., as of September 30, 2006 and for the year then ended.


Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

         2. We note your response to comment four in our letter dated February 15, 2008. Please revise your disclosure here to discuss any other provisions of your articles, bylaws, or other governing documents having material anti-takeover consequences or if you believe that the disclosure you have provided on page 20 is fully responsive to our request such that you have no other provisions of this type, please advise.

        Response:

        The company confirms that the disclosure provided is fully responsive to the request.

         3. Please clarify your response to comment six of our letter dated February 15, 2008. It remains unclear whether you concluded the financial information required by paragraph (a) of Item 13 could be omitted because your conclusion is based on the financial information being provided. Please tell us in unqualified language, if true, that you concluded that the financial information required by paragraph (a) of Item 13 was not material for the exercise of prudent judgment in regard to the matter to be acted upon. Or, provide the information required by Item 13(a) of Schedule 14A.

        Response:

        The Company has concluded, in accordance with Instruction 1 to Item 13 of Schedule 14A, that the information called for by Item 13(a) of
Schedule 14A is not material for the exercise of prudent judgment in regard to the matter to be acted upon and may be omitted.

Form 10-K for the fiscal year ended February 24, 2007
-----------------------------------------------------

Exhibit 13 - Fiscal 2006 Annual Report to Stockholders
------------------------------------------------------

Critical Accounting-Estimates, page 35
--------------------------------------

         4. We reiterate comment 14 in our letter dated February 15, 2008 requesting you revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 1 to the financial statements. For example, the first paragraph of your critical accounting policy on long-lived assets is still an exact duplication of your note to the financial statements. Your table of impairment losses for fiscal 2006 also duplicates your note disclosure. We note your expanded disclosure for closed store and closed warehouse reserves however your first paragraph mirrors your notes to the financial statements.

         Response:

        We will revise our disclosure on Long-Lived Assets to remove duplication and disclose the following:

          We review assets in stores planned for closure or conversion for impairment upon determination that such assets will not be used for their intended useful life. The value of the assets is determined based on estimates of future cash flows. Any impairment amounts are included in SG&A in our Consolidated Statements of Operations. The effects of changes in estimates of useful lives were not material to ongoing depreciation expense. If current operating levels do not improve, there may be future actions necessary which may result in impairments on long-lived assets.

We will revise our disclosure on Closed Stores and Closed Warehouse Reserves to remove the duplicative first paragraph and disclose the remaining paragraphs previously provided to you.


         5. Please revise your proposed disclosure in response to comment 17 of our letter dated February 15, 2008 to state you perform physical inventory counts for perishable inventory every four weeks.

         Response:

         Our proposed disclosure in our response dated March 13, 2008 stated that we perform a physical inventory count every period. We will revise our Fiscal Year description in Note 1 to state as follows:

         Our fiscal year ends on the last Saturday in February. Fiscal 2007, 2006 and 2005 were each comprised of 13 four week periods.


Consolidated Financial Statements, page 39
------------------------------------------

Note 1 - Summary of Significant Accounting Policies, page 43
------------------------------------------------------------

Inventories, page 45
--------------------

         6. Please illustrate your application of the gross profit method used to determine the cost of your perishables and pharmacy inventories. Your response to comment 18 of our letter dated February 15, 2008 states you value inventory at cost with an adjustment to the perishable and pharmacy inventory gross profits. Please clarify your explanation by showing us in an example reconciling sales less cost of goods sold to get gross profit what amounts are known and the source of the known amounts, what amounts are estimated, and how estimated amounts are calculated.

         Response:

         We use the gross profit method to account for inventory values of perishable inventory within the quarter. We correct the value of the perishable ending inventory to actual cost at the end of every quarter when we perform a physical inventory count. As noted in our response to your previous comment 18, pharmacy inventory is physically counted approximately two times per year. Cost of goods sold for pharmacy inventory is based on the most recent actual costs of the product sold based on our perpetual inventory records. We will revise the description of our method of costing perishables and pharmacy inventory in Note 1 to state:

         Perishables and pharmacy inventories are stated at cost.


As requested, following is an example reconciling physical inventory results for perishables and pharmacy gross profits:

Results before adjustment:
Sales             $2,000
COS               $1,400
                  ------
Gross Profit      $  600
                  ======


Physical Inventory:
Results of physical inventory count valued at cost:           $800
Physical inventory general ledger balance:                    $801
                                                              ----
Shrinkage                                                     ($1)


Adjustment made:
Dr.      COS      $1
         Cr. Inventory $1
(Adjust ledger for results of physical inventory count.)


Results after adjustment:
Sales             $2,000
COS               $1,401
                  ------
Gross Profit      $  599
                  ======


Note 15 - Operating Segments, page 97
-------------------------------------

         7. We have reviewed your response to comment 23 in our letter dated February 15, 2008. You indicate that your chief operating decision maker ("CODM") is provided a significant amount of data and uses many different measurements and data points to evaluate the Company's financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance. You further indicate that decisions regarding capital resources and performance are assessed at the consolidated level and region/banner level. Explain how you determined operating segments did not exist at the region/banner level. Tell us what the primary measure is for the CODM to allocate resources and review performance if not at the region/banner level.

         Response:

         Upon consideration of the guidance in FAS 131, paragraph 10, we believe that we have six operating segments as follows:

        1. North Region (A&P and Food Basics)

        2. Central Region (Waldbaum's)

        3. South Region (SuperFresh)

        4. Food Emporium

        5. Pathmark

        6. Liquor

         The primary measures the CODM uses to evaluate performance are sales and store contribution. Performance is budgeted at the individual store level based on the neighborhood competition, labor and product supply costs, and local consumer preferences and then summarized into the total region/banner for a presentation to the CODM to gauge overall performance. Store managers are rewarded based on individual store performance. Region/banner managers are rewarded based on the summarized results of stores in their region/banner.

         The CODM uses estimated return on investment (ROI) or Internal Rate of Return (IRR) in evaluating whether to allocate capital. Each project must meet the same minimum hurdle rate regardless of its reported region/banner.

         8. Please tell us and disclose the factors used by the chief operating decision maker to identify your reportable segments including the basis of organization. Further, disclose whether operating segments have been aggregated. See paragraph 26 of SFAS 131.

          Response:

          The establishment of regions was done to facilitate convenient supervision and implementation of company-wide policies and procedures. The operational policies of the Company are established by the Senior Vice President of Operations and followed by all banners, even those that do not report into his organization. The Company could have chosen another method to aggregate District Managers (and in the past aggregated stores by banner); however, the Company chose the region approach to remove barriers and silos between banners, to establish a common operational approach and to incorporate best practices across Company lines.

          The basis for the operational organization is primarily geographic. There are four regional operations leads: 1) North (A&P and Food Basics), 2) Central (Waldbaum's), 3) South (SuperFresh) and 4) Pathmark that report directly into the Senior VP Operations.
          There is a Senior Director of the Liquor region/banner reporting into the Senior Vice President Merchandising.
          There is a Senior Vice President of the Food Emporium Gourmet banner. The Senior Vice President of Operations, Senior Vice President of
Merchandising, and Senior Vice President of Food Emporium report directly into the CEO.

          Merchandising support is the primary driver of margin income at the stores. Merchandising support is segregated predominantly by categories; e.g., Produce, Grocery, Meat, etc. Product costs are negotiated with vendors for the entire store base that will sell a specific product, not by individual banner. The Senior Director of the Liquor region/banner has also been selected to deliver specific goals focused on improving the merchandising and marketing perception of our Liquor departments. Liquor "stores" can exist in stand alone stores or within the four walls of any of the banners; therefore, this "region/banner" and the primary objectives of its leader are considered more aligned with those of the Merchandising Department at this time.

          We note the lead of the Food Emporium Gourmet banner reports directly to the CEO because a unique role has been created for this individual due to his unique talents. He functions not only as the lead operator of the Food Emporium Gourmet stores in Manhattan but also as the lead Merchandiser for gourmet/specialty food products. These gourmet/specialty food products are supplied to not only the Food Emporium Gourmet stores in Manhattan, but also the other banner stores, as deemed appropriate based on the customer preferences at each individual store location. And to further clarify, the Merchandising department that sources all the non-gourmet/specialty food products for the remaining banner/regions also negotiates the pricing for the non-gourmet/specialty food products that are provided to the Food Emporium Gourmet stores in Manhattan.

         The Company believes that it has six operating segments that have been aggregated into one reportable segment under the aggregation criteria of FAS 131, paragraph 17.

         9. If you have aggregated any operating segments, please identity those segments. Tell us what quantitative measures are used to compare operating segments for economic similarities.

         Response:

         As noted above, we have six segments which we have aggregated into one reportable segment. The quantitative measures that are used to compare operating segments are sales and store contribution. (Store contribution is a measure of net income before any significant corporate allocations.)

         10. You state that individual gross margins are not the best indication of economic characteristics of your business as evaluated by the CODM. Please tell us specifically what the best economic characteristics are of your business as evaluated by the CODM.

         Response:

         The best economic characteristics of our business that are evaluated by our CODM are sales and store contribution.

         The combination of competitors and consumer preferences translate into the product mix that is sold at each location, which in turn translates into financial measures such as expected sales and store contribution. It is important to note that across different banners, we sell approximately 70% of the same exact products to our customers. Therefore, whether the store is called A&P or Food Emporium, approximately only 30% of the product sold is different between stores. These differences result from a varied product offering based on the unique requirements of customers in a specific geographic area. For example, the ethnicity of the customer base may impact the product assortment.

         11. Based on our review of your CODM reports, capital resources and performance is assessed at least at the region/banner level and it appears that the economic characteristics between region/banners are sufficiently dissimilar to disallow aggregation under paragraph 17 of SFAS 131. If you believe otherwise, please support your position.

         Response:

         We agree that our operating segments exist at the region/banner level, and the economic characteristics permit aggregation pursuant to paragraph 17 of FAS 131. The overriding expectation of our CODM is that the long term prospects are such that store contribution for all stores will be approximately 5-8%. We note "Q&A 131: Segment Information: Guidance on Applying Statement 131" question 8 states, "... the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only" and "evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances".

          The current disparities between region/banner store contribution percentages as disclosed in the CODM package are primarily due to 1) competitive pressures and 2) cost structures, which will mitigate over time. Certain regions have experienced an abnormally large number of competitors in recent years which have created irrational marketplace conditions resulting in undesirable financial results. These marketplace conditions must be addressed at a total Company strategic level; which we are doing. Over time, we expect our strategic decisions to result in store contribution percentages in the 5-8% range over the long term, regardless of banner. The existing cost structure of older properties which have not received a capital infusion in many years has lowered certain region/banners results. The Company's current strategic plan, which began approximately two years ago, to re-invest capital in all of its stores on a rolling basis are expected to result in more consistent results over the long term. Another example of pre-existing negative cost structure that currently impacts region/banners disproportionately is unfavorable leases. Rent expense contributes a significant portion of the overall store expense and in those areas with unfavorable leases, we will not be able to complete our strategic turn around until those leases are renewed and market rate rents are negotiated.
Our long-term expectation is that all stores will contribute similar store contribution percentages. We do not believe that the current variation in store contribution, sales and other financial measures between the operating segments is indicative that the segments do not share similar economic characteristics in the long-term.

          The Company believes the factors that determine store performance, whether at the individual level or at the region/banner level are essentially the same drivers that determine performance of the entire retail grocery market.

     In addition, there is a sufficiently wide disparity of store contribution existing within each region/banner to lead to expectations of wide disparities between the region/banners. For example, an A&P banner store in Block A might be expected to provide $1,000,000 in weekly sales and $20,000 of store contribution based on consumer preferences, a high level of competition, and unfavorable rent that was negotiated many years ago. An
A&P banner store in Block B might be expected to provide $500,000 in weekly sales and $50,000 of store contribution based on consumer preferences and a lack of competitive rent.

         It is also important to note that while a region/banner may be titled with a specific banner such as "A&P" for ease in presentation to the CODM, the actual region composition contains multiple banners. For example, the North/A&P region/banner contains most A&P, all FoodMart and some Food Emporium banner stores. The South/SuperFresh region/banner contains most SuperFresh and some A&P stores. If the Company were to reclassify several North/A&P stores to the South/SuperFresh region, the aggregated store contribution of these region/banners could change significantly, depending on which stores were reclassified. In fact, historically we have moved several stores from one region/banner to another to redistribute management responsibility and spans of control.

      The Company believes each of the region/banners are essentially equivalent on a long-term basis and applied the guidance in paragraph 73 of SFAS 131 which states, "The Board believes that separate reporting of segment information will not add significantly to an investor's understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The
Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure. For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others."

          Finally, we fully understand that we must be compliant with FAS 131 and we appreciate that the Staff wants to apply the standards of FAS 131 consistently to all registrants. With regards to the goal of consistent application, we noted that Regulation S-K Item 101 (c)(1) states (in part), "This paragraph is not intended to require disclosure of otherwise nonpublic corporate information the disclosure of which would affect adversely the registrant's competitive position." We believe that providing further detailed information about our Company's operations would adversely affect our competitive position and appears inconsistent with the SEC's previous statement, nor is it consistent with disclosures presented by other grocery retailers.

Form 10-Q for the quarter ended December 1, 2007
------------------------------------------------

Note 15 - Subsequent Events, page 45
------------------------------------

         12. We note your response to comment 28 of our letter dated February 15, 2008. You indicate you are analogizing to paragraph 25 of SFAS 150 which requires shares be excluded from basic and diluted EPS where shares underlying forward purchases are to be physically settled by the exchange of cash for a fixed number of shares. We do not believe paragraph 25 of SFAS 150 should be applied by analogy to your share lending agreement. Please advise us of the EPS guidance supporting your exclusion of the shares from basic and diluted EPS.

Response: We view our stock lending stock lending arrangement as a combination of two separate transactions: (i) the issuance of a fixed number of shares and
(ii) the purchase of a prepaid forward purchase contract for the same fixed number of shares. In evaluating the underlying economics of our stock lending arrangement to determine the appropriate accounting, we concluded reference to paragraph 25 of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," by analogy, was appropriate, for the prepaid forward purchase contract component of the stock lending arrangement. Paragraph 25 of SFAS 150 states that entities that have entered into forward contracts that require physical settlement by repurchase of a fixed number of the issuer's equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share.

Although our prepaid forward contract to repurchase a fixed number of shares of our common stock does not constitute an obligation on our part, we believe reference to paragraph 25 by analogy is appropriate. Principally, we believe that if the shares underlying a postpaid forward purchase contract (those referred to in paragraph 25 of SFAS 150) can be viewed as a treasury stock purchase that has been financed with debt, then our prepayment of the obligation underlying our forward contract should not alter the accounting as it relates to the removal of the shares from EPS. Furthermore, we believe the likelihood of performance (delivery of the shares to us by the borrowers) has been enhanced by our prepayment of the contract and that the return of the stock is more certain to occur.

We believe the EPS guidance supporting our exclusion of the shares from basic and diluted EPS can be found in paragraph 10 of SFAS 128, "Earnings Per Share," which addresses contingently issuable shares. Paragraph 10 states that contingently issuable shares should be considered outstanding common shares and included in the computation of basic EPS when all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). SFAS 128 further indicates that contingently returnable shares should be treated in the same manner as contingently issuable shares. In substance, the shares underlying our stock lending arrangement represent contingently returnable shares where the contingency has been met. The borrowers must return the shares to us without any further obligations on our part.

Accordingly, for the reasons set out above, we believe our stock lending agreement should have no impact on the denominator in the calculation of basic and diluted EPS. We believe our proposed accounting for the stock lending arrangement is consistent with the business purpose and underlying economics of the transaction.


         13. Please tell us if any dividends paid by the company on the lent shares are required to be returned to the company by the financial institutions that borrowed the shares resulting in no income effect due to dividends.

         Response:

         Any dividends paid by the Company on the shares lent to the financial institutions are required to be returned to the Company, by the financial institutions, resulting in no income effect due to dividends.

         14. You state in your response that you control how the share lending transaction will be settled and that you may consent to accept cash representing the market value of the borrowed shares instead of shares at the end of the share lending agreement. Your proposed disclosure however indicates the cash option is available in certain circumstances. Please tell us and revise your proposed disclosure to clearly indicate that cash settlement is an option only in certain circumstances and disclose those circumstances or revise to disclose, if true, that you choose whether to receive cash or stock.

         Response:

         We will revise the disclosure to state:

         We have entered into share lending agreements, dated December 12, 2007, with certain financial institutions, under which we have agreed to loan up to 11,278,988 shares of our common stock (subject to certain adjustments set forth in the share lending agreements). These borrowed shares must be returned to us no later than December 15, 2012 or sooner if certain conditions are met. If an event of default occurs under the stock lending agreement and a legal obstacle exists that prevents the Borrower from returning the shares, the Borrower shall, upon written request of the Company, pay the Company, using available funds, in lieu of the delivery of loaned shares, to settle its obligation.

         These financial institutions will sell the "borrowed shares" to investors to facilitate hedging transactions of their investments in Convertible Notes, Convertible Note Hedges and Convertible Note Warrants. We will not receive any proceeds from the sale of the borrowed shares. We received a nominal lending fee from the financial institutions pursuant to the share lending agreements.

         Any shares we loan will be issued and outstanding. Investors that purchase borrowed shares will be entitled to the same voting and dividend rights as any other holders of our common stock; however, the financial institutions will not have such rights pursuant to the share lending agreements. The obligation of the financial institutions to return the borrowed shares has been accounted for as a prepaid forward contract and, accordingly, shares underlying this contract are removed from the computation of basic and dilutive earnings per share. On a net basis, this transaction will have no impact on earnings per share.

         15. Please tell us what consideration you gave to recording the fair value of the share lending agreement as deferred financing fees at issuance to be amortized over the term of the facility.

         Response:

         We believe at issuance, the Share Lending Agreement would have a fair value of zero. Accordingly, there would be no fees to amortize over the life of the facility. As we explain in our response to Comment 12, we believe our share lending arrangement is comprised of two transactions: (1) the sale of a fixed number of shares of our common stock and (2) the purchase of a prepaid forward purchase contract for the same fixed number of shares of our common stock. The costs of issuing our convertible bonds included items such as the cost of printing documents, commissions, underwriting, accounting and legal fees related to the issuance of the convertible bonds.


Definitive Proxy Statement on Schedule 14A
------------------------------------------

Executive And Director Compensation, page C-1
---------------------------------------------

         16. We note your response to comment 11 in our letter dated February 15, 2008. We note that you indicate on page C-2 that the Committee determined that it was most appropriate to target the middle of the market of the "'primary' peer group for each executive's Total Direct Compensation." Please clarify the meaning of the term "primary" and, if that means you rely on a subset of the companies listed, please state which companies constitute that subset. Please also explain what you mean when you refer to "Total Direct Compensation."

        Response:

        The term "primary" was included through inadvertence and will be stricken from the discussion of Executive and Director Compensation on page C-2 of the Proxy Statement.

"Total Direct Compensation" means base salary PLUS annual incentive compensation PLUS long-term incentive compensation. The Proxy Statement will be revised to include this explanation.

         17. We note your responses that you will comply in future filings with comments 30 and 31 in our letter dated February 15, 2008. Please explain to us how you intend to comply by providing us with your proposed disclosure.


        Response:

        a) With respect to prior comment 30, the Company proposes to include in future filings disclosure substantially the same as that which follows:

         REVIEW AND APPROVAL OF RELATED-PARTY TRANSACTIONS

         Under the Audit & Finance Committee's charter, and consistent with NYSE rules, any material potential conflict of interest or transaction between the Company and any "related person" of the Company must be reviewed and approved or ratified by the Audit & Finance Committee. SEC rules define a "related person" of the Company as any Company director (or nominee), executive officer, 5%-or-greater shareholder or immediate family member of these persons. At its July 19, 2007 meeting, the board of directors adopted a "Policy and Procedures with Respect to Related Persons Transactions."

         The policy provides that any "related person" as defined above must notify the Company Legal Compliance Officer before becoming party to, or engaging in, a potential related-person transaction that may require disclosure in our proxy statement under SEC rules. Based on current SEC rules, transactions covered by the policy include:

             o any individual or series of related transactions, arrangements or relationships (including but limited to indebtedness or guarantees of indebtedness), whether actual or proposed;
             o    in which the Company was or is to be a participant;
             o    the amount involved exceeds $120,000; and
             o in which the related person has or will have a direct or indirect material interest.

         The Company Legal Compliance Officer initially determines whether a transaction is or may be covered by the policy. If the Legal Compliance Officer determines that the transaction is covered by the policy, the the full Audit & Finance Committee must review and approve it. The Committee's decision is final and binding. The policy also provides for a procedure to ratify related-person transactions where obtaining prior approval is deemed to have been impractical. Also, the policy provides for the Committee's annual ongoing review of any related-persons transaction that was previously approved by the Committee.

         In considering potential related-person transactions, the Audit & Finance Committee looks not only to SEC and NYSE rules, including the impact of a transaction on the independence of any direct (if applicable), but also to the consistency of the transaction with the best interests of the Company and our shareholders. As the policy describes in more detail, the factors underlying these considerations include:

             o whether the transaction is likely to have any significant negative effect on the Company, the related person or any Company associate;
             o whether the transaction can be effectively managed by the Company despite the related person's involvement interest in it;
             o the purpose, and the potential benefits to the Company, of the transaction;
             o whether the transaction would be in the ordinary course of our business; and
             o   the availability of alternative products or services
                 (if applicable) on comparable or more favorable terms.


b) With respect to prior comment 31, the Company proposes to include in future filings disclosure substantially the same as the last sentence in the following paragraph, or appropriate alternative disclosure for any material transactions or agreements not on terms that the Company could have obtained from unaffiliated third parties. Except as previously disclosed in the Company's filings, the Company has not entered into material transactions or agreements other than on terms comparable to those the Company believes it could have obtained from unaffiliated third parties.

                  CERTAIN RELATIONSHIPS AND TRANSACTIONS

                  Any proposed transactions with related persons are submitted to the Board of Directors for approval. In fiscal 2007, the Company did not participate in any transactions with related persons in which the amount involved exceeded $120,000, other than the items discussed below. In fiscal 2007, the Company did not participate in material transactions or agreements with related parties other than on terms comparable to those the Company believes it could have obtained from unaffiliated third parties.



                                  * * * * *

                  Comments or questions regarding any matters with respect to the Proxy Statement may be directed to Allan Richards at (201) 571-4015 or Chris McGarry at (201) 571-8161. Comments or questions regarding any matters with respect to the Forms 10-K and 10-Q may be directed to Brenda Galgano at (201) 571-4363 or Melissa Sungela at (201) 571-4330.



                                            Very truly yours,




                                            Allan Richards
                                            Senior Vice President
                                            Human Resources, Labor Relations,
                                            Legal Services and Secretary



cc:      Brenda M. Galgano
         Melissa E. Sungela
         Chris McGarry
         Kenneth W. Orce
         John Schuster
         Helene R. Banks
         Dan Zimmerman